Dryden National Municipals Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

January 14, 2009

VIA EDGAR

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100F Street, N.E.

Washington, D.C. 20549

Re:                               Dryden National Municipals Fund, Inc.

Registration Statement on Form N-14

File Nos. 333-156015 and 811-2992

Dear Mr. Greene:

On behalf of Dryden National Municipals Fund, Inc. (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from you on January 7, 2009 and by Jonathan Shain from Cindy Rose on December 24, 2008.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was originally filed with the U.S. Securities and Exchange Commission (the Commission) on December 9, 2008 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act). The Prospectus and Proxy Statement (Prospectus/Proxy Statement), Statement of Additional Information, and related exhibits thereto that accompany this letter (collectively, the Amendment) are being filed pursuant to Rule 497 under the Securities Act of 1933 and will be used in connection with a special meeting of the shareholders of the Insured Series (the Target Fund), a series of Dryden Municipal Bond Fund, that will be held on March 10, 2009 and any adjournments thereof (the Meeting). At the Meeting, the Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of the Target Fund by the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.                                       Comment: Please include the appropriate Tandy representations in a transmittal letter to the staff.

Response: The requested Tandy representations are included at the end of this transmittal letter.

2.                                       Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the Amendment.

Response: This letter will be transmitted to the Commission staff separate from the Amendment filing.

3.                                       Comment:  Please confirm that Dryden Insured Fund and Dryden National Fund compute their net asset values the same way.

Response:  We hereby confirm that Dryden Insured Fund and Dryden National Fund use identical valuation procedures.

4.                                       Comment:  Please confirm supplementally that the text appearing in the Prospectus/Proxy Statement will conform to applicable type-size requirements.

Response:  We hereby confirm that the text appearing in the Prospectus/Proxy Statement will conform to applicable typesize requirements.

5.                                       Comment:  Please confirm that Dryden Municipal Bond Fund will have at least one remaining series after completion of the Reorganization.

Response:  We hereby confirm that Dryden Municipal Bond Fund will have one remaining series (i.e., the High Yield Series) after completion of the Reorganization.

6.                                       Comment:  Please confirm supplementally that the Reorganization will not result in any diminution of services to Dryden Insured Fund or Dryden National Fund or their shareholders.

Response:  We hereby confirm that the Reorganization will not result in any diminution of services to Dryden Insured Fund or Dryden National Fund or their shareholders.

7.                                       Comment:  Please confirm that a supplement to Dryden Insured Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Response:  We hereby confirm that a supplement to Dryden Insured Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Prospectus/Proxy Statement

1.                                       Comment:  In the “Summary” section, please indicate the investments of Dryden Insured Fund and Dryden National Fund may be subject to the AMT.

Response:  The requested disclosure has been added to the Prospectus/Proxy Statement as appropriate.

2.                                       Comment:  Please confirm the accuracy of the following sentence and revise it to make it more clear: “Dryden Insured Fund’s portfolio consists primarily of municipal bonds that are: (i) insured by an entity whose claims-paying ability at the time of purchase is rated Aaa by Moody’s or AAA by S&P, or rated in the highest rating category by another major rating service so that the bond is rated AAA or Aaa or meets the eligibility criteria imposed by such insurers or (2) backed by the full faith and credit of the U.S. Government.

Response:  The sentence has been revised to make it more clear.

3.                                       Comment:  Please confirm that neither Fund’s investments in inverse floaters and secondary inverse floaters will generate Fund expenses under applicable accounting guidance.

Response:  As of August 31, 2008, the date used for the pro-forma financials, only Dryden National Fund invests in inverse floaters.  The interest expense is grossed up for its Statement of Operations and is also included in its operating expense ratio.

4.                                       Comment:  Please confirm that each Fund’s use of short sales does not generate Fund expenses that are required to be disclosed in the fee table under applicable SEC guidance.

Response:  As of August 31, 2008, the date used for the pro-forma financials, neither Fund has securities sold short.  Only Dryden National Fund may engage in short sales of securities as per the Prospectus/Proxy Statement.

5.                                       Comment:  Please confirm that each Fund does not invest in sub-prime securities or derivatives related to sub-prime securities to a material extent.  If so, please disclose the increased risks relating to those activities in the Prospectus/Proxy Statement.

Response:  Neither Fund invests in sub-prime securities or derivatives related to sub-prime securities to a material extent.

6.                                       Comment:  For the disclosure appearing in the Prospectus/Proxy Statement relating to reverse repurchase agreements and dollar rolls, please add disclosure to the effect that the use of these types of instruments is subject to segregation requirements.

Response:  The requested disclosure has been added to the Prospectus/Proxy Statement.

7.                                       Comment:   Please include disclosure to the effect that each Portfolio will take steps to designed to reduce its exposure to illiquid securities to less than 15% of its net assets in the event a Portfolio holds more than 15% of its net assets in illiquid securities.

Response:  As set forth in transmittals letters from the undersigned dated April 18, 2008 and December 18, 2008 that were previously submitted to the Commission Staff, the Registrant respectfully disagrees with the Commission Staff’s comment.  The Registrant does acknowledge that a Fund may not: (i) ignore developments subsequent to the purchase of illiquid securities and (ii) purchase additional illiquid securities when more than 15% of the Fund’s net assets are already invested in illiquid securities.(1) Based upon our review of applicable Commission precedent, the Registrant does not believe, however, that the Commission’s limit on illiquid investments requires a fund to sell its illiquid securities in the event the fund holds more than 15% of its assets in such securities due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities. Instead, the Registrant believes that the Commission’s precedent requires a fund’s adviser to monitor portfolio liquidity on an ongoing basis and to determine whether, in light of then-current circumstances, an adequate level of liquidity is being maintained.(2) The Trust further believes that this view is consistent with standard industry practice.(3) As a result, the Registrant has added disclosure to Amendment to the effect that the Subadviser will seek to maintain an adequate level of portfolio liquidity, based on all relevant facts and circumstances, with consideration given to the Fund’s exposure to illiquid securities in the event the market value of such securities exceeds 15% of the Fund’s net assets due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities.

8.                                       Comment: Please confirm supplementally that neither the Investment Manager nor any affiliate will not seek to recover any waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

Response: We hereby confirm that neither the Investment Manager nor any affiliate intends to seek to recover and fee waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

(1) See Investment Company Act Release No. 5847 (Accounting Series Release 113) (October 21, 1969) (“Significant holdings of restricted securities not only magnify the valuation difficulties but may also present serious liquidity questions. Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation. This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable. It has been with this in mind that the staff of the Commission has for several years taken the position that an open-end company should not acquire restricted securities when the securities to be acquired, together with other such assets already in the portfolio, would exceed 15 per cent of the company’s net assets at the time of acquisition.”).

(2) Id. (“The Commission, however, is of the view that a prudent limit on any open-end company’s acquisition of restricted securities, or other assets not having readily available market quotations, would be 10 per cent. When as a result of either the increase in the value of some or all of the restricted securities held, or the diminution in the value of unrestricted securities in the portfolios, the restricted securities come to represent a larger percentage of the value of the company’s net assets, the same valuation and liquidity questions occur. Accordingly, if the fair value of restricted holdings increases beyond 10 per cent, it would be desirable for the open-end company to consider appropriate steps to protect maximum flexibility.” (emphasis added)). Investment Company Act Release No. 18612 (March 12, 1992) (“In addition [to valuation responsibilities], the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.” (emphasis added)). See also Investment Company Act Release No. 13380 (July 11, 1983): (Providing that in the event that changes in the portfolio or other external events cause a money market fund’s investments to exceed ten percent of the fund’s net assets, the Commission’s limit on illiquid investments “would not force the fund to liquidate any portfolio instrument where the fund would suffer a loss on the sale of that instrument.” (emphasis added)).

(3) “Valuation and Liquidity Issues for Mutual Funds,” Investment Company Institute, (February 1997), at pages 52-53.

9.                                       Comment: Please move the footnotes appearing immediately after the fee table so that they appear immediately after the expense examples.

Response: The requested change has been made.

10.                                 Comment: Please add disclosure about how shareholders may get “other business” considered at the Meeting and whether there are any related notice requirements.

Response: The Amendment contains disclosure to the effect that only the matters described in the accompanying notice to shareholders may be considered at the Meeting.

11.                                 Comment: Please confirm supplementally that Dryden Insured Fund does not have any tax loss carryforwards to which it or Dryden National (after the Reorganization) may be entitled.

Response:  Dryden Insured Fund had no capital loss carryforwards as of its fiscal year ended April 30, 2008.  As per Dryden National Fund’s annual report for the fiscal year ended August 31, 2008: “As of August 31, 2008, the Fund had a capital loss carryforward for tax purposes of approximately $225,000, which expires in 2016. No capital gains distributions are expected to be paid to shareholders until net gains have been realized in excess of such carryforward. It is uncertain whether the Fund will be able to realize the full benefit prior to the expiration date.”

12.                                 Comment: Form N-1A requires funds to describe with specificity the criteria on which portfolio manager compensation is based for their most recent fiscal year ends.  Please review and revise, as necessary, the compensation disclosure on page 33 of the Amendment so that it describes only the actual specific factors that were used to determine portfolio manager compensation for the last fiscal year end rather than general factors that might be considered during a hypothetical year.

Response: The disclosure has been revised as requested.

Pro Forma Financial Statements

1. Comment: Please revise the pro forma shareholder capitalization table in the Prospectus/Proxy Statement and the pro forma financial statements in the Statement of Additional Information to reflect the effect of the Target Fund’s payment of Reorganization-related fees and expenses.

Response: The requested changes to the pro forma shareholder capitalization table and the pro forma financial statements have been made.

* * *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-367-3161.

Very truly yours,

/s/ John P. Schwartz
John P. Schwartz